UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 ___________________
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
TERREMARK WORLDWIDE, INC.
(Name of Subject Company (Issuer))
VERIZON HOLDINGS INC. a wholly-owned subsidiary of VERIZON COMMUNICATIONS INC.
(Names of Filing Person (Offeror))
Common Stock, $.001 par value (Title of Class of Securities)
881448203 (CUSIP Number of Class of Securities)

___________________
William L. Horton, Jr., Esq. Senior Vice President, Deputy General Counsel and Corporate Secretary Verizon Communications Inc. 140 West Street New York, NY 10007 Telephone: (212) 395-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to: Frederick S. Green, Esq. Michael E. Lubowitz, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York, 10153 Telephone: (212) 310-8000

___________________

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee*
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
 Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable

Form or Registration No.: Not applicable

Filing Party: Not applicable

Date Filed: Not applicable

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer: [ ]

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release issued jointly by Verizon Communications Inc. and Terremark Worldwide, Inc.

2